UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 10, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hoku Corporation

File No. 000-51458 - CF# 25397

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Hoku Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on July 14, 2010.

Based on representations by Hoku Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.55	through August 7, 2012
Exhibit 10.56	through May 13, 2018
Exhibit 10.57	through February 28, 2011
Exhibit 10.58	through September 4, 2018
Exhibit 10.63	through June 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel